PROSPECTUS SUPPLEMENT NO. 1	FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED APRIL 23, 2012)	REGISTRATION NO. 333-180071

INTERMOUNTAIN COMMUNITY BANCORP

8,700,000 SHARES OF COMMON STOCK

This prospectus supplement supplements information contained in that certain prospectus dated April 23, 2012, (as subsequently amended or supplemented, the “Prospectus”) relating to the offer to shareholders of record on January 20, 2012 subscription rights to purchase up to 8,700,000 shares of common stock of Intermountain Community Bancorp.

This prospectus supplement includes our press release dated April 26, 2012 announcing earnings for the first quarter ended March 31, 2012.

The information contained in the press release included in this prospectus supplement is dated as of the date of such press release. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 26, 2012

FOR IMMEDIATE RELEASE

CONTACT:	Curt Hecker, CEO
Intermountain Community Bancorp
	(208) 263-0505	curt.hecker@panhandlebank.com

Doug Wright, Executive Vice President & CFO
Intermountain Community Bancorp
	(509) 363-2635	doug.wright@intermountainbank.com

Intermountain Community Bancorp Reports First Quarter Earnings

Sandpoint, Idaho, April 26, 2012—Intermountain Community Bancorp (OTCBB—IMCB), the holding company for Panhandle State Bank, reported $335,000, or $0.01 per share, in net income applicable to common shareholders for the first quarter 2012, as lower net interest and other income offset continued decreases in operating expenses. The first quarter 2012 profit compares to net income applicable to common shareholders of $907,000, or $0.11 per share in the fourth quarter of 2011, and a loss applicable to common shareholders of $442,000, or $0.05 per share, in the first quarter of 2011.

“Our improving credit metrics and continued profitability in what is traditionally our slowest quarter of the year reflects the renewed vigor of the Company and the markets we serve,” said Chief Executive Officer Curt Hecker. “In addition, our successful efforts to build capital and liquidity and significantly reduce operating expenses position the Company very well to operate and succeed in any economic climate.”

First Quarter 2012 Highlights (at or for the period ended March 31, 2012, compared to December 31, 2011, and March 31, 2011)

•	Operating expenses decreased by $868,000 from the prior quarter and $1.4 million from the first quarter last year, reflecting ongoing improvements in the Company’s expense base.

•

On January 23, 2012 the Company successfully completed a $47.3 million private capital raise, which boosts its capital and liquidity position and creates additional investment opportunities in the communities it serves. The Company’s estimated Tier 1 Leverage and Total Risk Based Capital ratios at March 31 improved to 11.6% and 19.3%, respectively, from 7.32% and 12.58% at year end 2011, and 6.79% and 11.65% at March 31, 2011.

•

The Company has commenced a rights offering for up to $8.7 million that will allow existing shareholders to purchase common shares at the same $1.00 purchase price per share as the private placement investors.

•

Nonperforming assets (NPAs) represented 1.55% of total assets at March 31, 2012, down from 1.71% in the sequential quarter and 2.28% at March 31, 2011. The Company’s NPA/Total Asset ratio continues to be low compared to peer group averages. NPAs at March 31, 2012 decreased by $1.1 million, or 6.8% from the end of the fourth quarter, 2011 and by $7.6 million or 33.7% from March 31, 2011.

•

The provision for loan losses for the three months ended March 31, 2012 was $959,000 compared to $706,000 in the previous quarter and $1.6 million for the quarter ended March 31, 2011. The lower provisions for the past two quarters reflect significant improvement in the quality of the Company’s credit portfolio.

•

Intermountain’s cost of interest-bearing liabilities continued to remain low, at 0.71% as compared to 0.67% in the prior quarter and 0.78% in the same period a year ago. The slight increase from fourth quarter 2011 reflects additional interest expense on a cash flow hedge and acceleration of brokered fees on brokered deposits that the Company called during the quarter.

•

Transaction deposits increased to 70.7% of total deposits, compared to 65.4% a year ago, as the Company continues to phase out higher cost funding instruments, such as wholesale, single-service and collateralized certificates of deposit. Non-interest bearing demand deposits increased by $7.7 million, or 4.0% in the first quarter and now comprise 27.1% of total deposits.

•	Loan delinquencies (30 days past due and over) continue to trend down to 0.19% of total loans compared to 0.28% in the fourth quarter of 2011 and 0.54% in the first quarter of 2011.

Asset Quality

Nonperforming loans totaled $8.0 million at March 31, 2012, down from $9.3 million at the end of 2011, and from $18.7 mil1ion at the end of the same period last year. The allowance for loan loss coverage of non-performing loans totaled 142.2% in the first quarter, up from 136.6% at year end 2011 and 66.7% at March 31, 2011.

Total nonperforming assets (NPAs) were $14.9 million at quarter end, compared to $15.9 million at December 31, 2011, and $22.4 million at March 31, 2011. At quarter end, the ratio of NPAs to total assets was 1.55% versus 1.71% at December 31, 2011 and 2.28% at March 31, 2011, reflecting the continued focus by the Company on aggressively reducing its problem loans. At 0.19%, loan delinquencies (30 days or more past due) were at a very low rate and down from 0.28% in the prior quarter and from 0.54% a year ago. Troubled debt restructure loans totaled $6.5 million, compared to $6.6 million at December 31, 2011 and $6.4 million at March 31, 2011.

Classified loans totaled $49.5 million at quarter end, a 6.9% decrease from December 31, 2011 and a 19.2% decrease from a year ago. Classified loans are loans in which the Company anticipates potential problems in obtaining repayment of principal and interest per the contractual terms, but does not necessarily believe that losses will occur.

The following tables summarize nonperforming assets by type and geographic region, and provide trending information over the prior year.

NPA BY TYPE AND LOCATION

March 31, 2012

	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000
(Dollars in thousands)	North Idaho - Eastern Washington	Magic Valley Idaho	Greater Boise Area	E. Oregon, SW Idaho excluding Boise	Other	Total	% of Loan type to total NPAs
Commercial loans	$3,234	$508	$244	$54	$—	$4,040	27.2%
Commercial real estate	693	155	207	197	—	1,252	8.4%
Commercial construction	43	—	—	—	—	43	0.3%
Land and land development	8,216	25	7	—	14	8,262	55.7%
Agriculture	—	58	41	24	—	123	0.8%
Multifamily	—	—	—	—	—	—	—%
Residential real estate	689	—	45	240	132	1,106	7.4%
Residential construction	2	—	—	—	—	2	—%
Consumer	17	—	—	2	5	24	0.2%

Total	$12,894	$746	$544	$517	$151	$14,852	100.0%

Percent of total NPA	86.8%	5.0%	3.7%	3.5%	1.0%	100.0%

NPA BY CATEGORY

	$00,000	$00,000	$00,000	$00,000	$00,000	$00,000
(Dollars in thousands)	3/31/2012	% of total	12/31/2011	% of total	3/31/2011	% of total
Commercial loans	$4,040	27.2%	$3,686	23.0%	$4,423	19.7%
Commercial real estate	1,252	8.4%	2,786	17.5%	4,935	22.0%
Commercial construction	43	0.3%	44	0.3%	46	0.2%
Land and land development	8,262	55.7%	8,653	54.3%	9,713	43.4%
Agriculture	123	0.8%	187	1.2%	614	2.7%
Multifamily	—	—%	—	—%	—	—%
Residential real estate	1,106	7.4%	567	3.6%	2,181	9.8%
Residential construction	2	—%	2	—%	111	0.5%
Consumer	24	0.2%	17	0.1%	380	1.7%

Total NPA by Categories	$14,852	100.0%	$15,942	100.0%	$22,403	100.0%

“A primary focus for Company management for the past several years has been to significantly reduce the risk of loss in our credit portfolio,” Hecker said, “and we have been successful in doing so.” The Company’s delinquent, non-performing and classified loan totals are down substantially from prior periods. Although land and land development loans still comprise the greatest proportion of NPA totals, the remaining exposure is substantially reduced, and one large relationship comprises the majority of the remaining balance in this category. Commercial real estate, agriculture and consumer NPAs have also trended down as the Company continues to resolve the problem loans in these categories. Commercial and residential NPAs showed moderate increases in the first quarter, but are still relatively low compared to 2009 and 2010 totals. “Some of our borrowers are still struggling with a recovering economy,” noted Hecker, “but we’re working closely with them and in our communities to help weather these conditions.”

OREO balances totaled $6.9 million at March 31, 2012, compared to $6.7 million at year end 2011 and $3.7 million at March 31, 2011. The Company sold 4 properties totaling $439,000 in the first quarter, had net valuation adjustments of $20,000 and added 5 properties totaling $620,000. A total of 14 properties remained in the OREO portfolio at quarter end, consisting of $6.2 million in construction and land development properties, $117,000 in commercial real estate properties, and $340,000 in residential real estate.

Assets and Loan Portfolio Summary

Assets totaled $958.6 million at March 31, 2012, up from $934.2 million at December 31, 2011, and down from $980.9 million at March 31, 2011. The increase from last quarter reflected the additional capital raised in the Company’s private offering. Investments available for sale increased by $45.3 million during the quarter, partially offset by smaller decreases in cash equivalents and loans. Net loans receivable totaled $493.0 million, compared to $502.3 million at December 31, 2011 and $540.6 million at March 31, 2011. The moderate reduction from year end largely reflected seasonal paydowns of agricultural borrowing lines and continued reductions of problem loans. Year-over-year reductions during the last twelve months in most portfolio categories continue to reflect restrained borrowing demand and intense competition for quality borrowers. “Lending conditions remain difficult in our markets as many competitors continue to aggressively pursue a limited pool of solid borrowers,” Hecker said. “With the significant progress made in other areas of Company performance, we have now turned our full attention to expanding our lending efforts.”

LOANS BY CATEGORIES

(Dollars in thousands)	3/31/2012	% of total	12/31/2011	% of total	3/31/2011	% of total
Commercial loans	$114,460	22.7%	$110,395	21.4%	$118,396	21.4%
Commercial real estate	172,508	34.2%	167,586	32.6%	169,888	30.7%
Commercial construction	6,405	1.3%	6,335	1.2%	18,579	3.4%
Land and land development	34,258	6.8%	38,499	7.5%	58,086	10.5%
Agriculture	75,749	15.0%	81,316	15.8%	77,098	13.9%
Multifamily	16,949	3.4%	26,038	5.1%	26,253	4.8%
Residential real estate	57,879	11.5%	58,861	11.4%	61,854	11.2%
Residential construction	2,554	0.5%	2,742	0.5%	3,537	0.6%
Consumer	9,866	2.0%	11,847	2.3%	13,014	2.4%
Municipal	13,369	2.6%	11,063	2.2%	6,383	1.1%
Total loans receivable	$503,997	100.0%	$514,682	100.0%	$553,088	100.0%

Allowance for loan losses	(11,372)		(12,690)		(12,482)
Net deferred origination costs	358		260		8

Loans receivable, net	$492,983		$502,252		$540,614

LOAN PORTFOLIO BY LOCATION

March 31, 2012

(Dollars in thousands)	North Idaho - Eastern Washington	Magic Valley Idaho	Greater Boise Area	E. Oregon, SW Idaho, excluding Boise	Other	Total	% of Loan type to total loans
Commercial loans	$78,164	$6,064	$7,945	$18,731	$3,556	$114,460	22.7%
Commercial real estate	114,250	11,143	13,094	15,021	19,000	172,508	34.2%
Commercial construction	2,853	3,137	74	131	210	6,405	1.3%
Land and land development	24,470	2,135	4,930	1,542	1,181	34,258	6.8%
Agriculture	1,297	3,926	14,499	53,615	2,412	75,749	15.0%
Multifamily	9,849	—	7,100	—	—	16,949	3.4%
Residential real estate	38,322	4,084	3,416	8,204	3,853	57,879	11.5%
Residential construction	2,554	—	—	—	—	2,554	0.5%
Consumer	5,806	1,047	712	2,021	280	9,866	2%
Municipal	11,916	1,453	—	—	—	13,369	2.6%

Total	$289,481	$32,989	$51,770	$99,265	$30,492	$503,997	100.0%

Percent of total loans in geographic area	57.4%	6.5%	10.3%	19.7%	6.1%	100.0%

Deposit, Investment Portfolio and Equity Summary

Deposits totaled $731.5 million at March 31, 2012, compared to $729.4 million at December 31, 2011, and $767.6 million at the end of the first quarter last year. The slight increase from December reflected higher demand and money market account balances, which offset a planned $10.3 million reduction in brokered certificates of deposit (“CDs”). Non-interest bearing demand deposits have grown by $29.6 million, or 17.6% over March of last year, largely offsetting planned reductions in CDs and other higher cost deposits. They now comprise 27.1% of the deposit portfolio, as compared to 21.9% a year ago. Overall, low-cost transaction deposits now represent 70.7% of the deposit portfolio, up from 65.4% at March 31, 2011.

DEPOSITS

(Dollars in thousands)	3/31/2012	% of total	12/31/2011	% of total	3/31/2011	% of total
Non-interest bearing demand accounts	$197,749	27.1%	$190,074	26.1%	$168,151	21.9%
NOW & Money market accounts	319,624	43.7%	308,713	42.3%	333,757	43.5%
Savings & IRA accounts	72,839	10.0%	73,493	10.1%	75,858	9.9%
Certificates of deposit (CDs)	55,855	7.6%	59,199	8.1%	72,067	9.4%
Jumbo CDs	57,275	7.8%	56,177	7.7%	67,336	8.7%
Brokered CDs	26,667	3.6%	37,000	5.1%	36,899	4.8%
CDARS CDs to local customers	1,449	0.2%	4,717	0.6%	13,573	1.8%

Total Deposits	$731,458	100.0%	$729,373	100.0%	$767,641	100.0%

Available-for-sale investments totaled $264.3 million at March 31, 2012 or 27.6% of total assets, an increase over the sequential quarter where such investments represented 23.4% of total assets and an increase over the first quarter of 2011 where such investments represented 17.7% of total assets. The increase reflects continued redeployment of the Company’s cash position into securities to maintain higher levels of interest income and earning asset yield than could be realized in cash.

Stockholders’ equity totaled $103.0 million at March 31, 2012, compared to $61.6 million at December, 2011, and $59.1 million at March 31, 2011, reflecting the addition of the capital raised in the January private offering. The capital raise consisted of $12.5 million of voting common stock and $28.7 million of mandatorily convertible preferred stock, after giving effect to warrants to purchase additional preferred shares and $5.0 million in transaction expenses. The preferred shares will automatically convert to non-voting common shares if shareholders approve an amendment to the Company’s Articles of Incorporation authorizing non-voting common stock at the shareholder’s annual meeting on May 17, 2012. Tangible book value per common share totaled $2.30 compared to $4.19 at December 31, 2011 and $3.92 at March 31, 2011. The decrease reflected the increased number of shares outstanding as a result of the capital offering. Tangible stockholders’ equity to tangible assets was 10.7%, compared to 6.6% at December 31, 2011 and 6.0% at the end of March last year. Giving effect to the January 2012 capital raise on a pro forma basis based on March 31, 2012 capital balances and assuming that the mandatorily convertible preferred securities are converted into non-voting common stock, the estimated tangible book value per common share is $1.37 and the tangible common stockholders’ equity to tangible assets ratio is 8.0%.

Income Statement Summary

Net income applicable to common shareholders for the first quarter totaled $335,000, or $0.01 per common share, compared to a net income applicable to common shareholders of $907,000, or $0.11 per common share in the fourth quarter of 2011, and a net loss applicable to common shareholders of $442,000, or $0.05 per common share in the first quarter of 2011.

First quarter 2012 net interest income before provision totaled $7.6 million, down from $8.3 million in the fourth quarter 2011 and $8.7 million in the first quarter last year. The decrease from prior periods reflects lower loan balances and reduced reinvestment rates resulting from very low and reducing market interest rates. In addition, interest expense was impacted negatively by a fair value adjustment on a cash flow derivative maintained by the Company and the acceleration of brokered deposit fees on deposits that were called during the quarter. The combined impact of these two adjustments increased interest expense by $99,000 during the quarter.

Reflective of the same factors, net interest margin declined to 3.55% for the first quarter, down from 3.94% in the fourth quarter of 2011 and 3.89% reported for first quarter 2011. The yield on earning assets dropped to 4.26% from 4.62% at year end and 4.68% for the first quarter 2011, as both loan and investment yields were impacted by very low market rates and intense competition. The cost of interest-bearing liabilities increased slightly to 0.71% from 0.67% at the end of the prior quarter because of the adjustments noted above, but was down from 0.78% for the same time period last year. “The current market rates and competitive environment are creating significant challenges for us and our competitors,” Wright noted. “We are deploying our cash position into higher yielding investments, marketing aggressively to quality borrowers and continuing to manage interest expense carefully to offset some of these impacts,” he added, “but we will not create substantial new risks for the Company by compromising on either credit quality or excessive duration extension to try to bolster margin in the short term.”

Intermountain recorded a $959,000 provision for loan losses in the first quarter, up modestly from the $706,000 expense recorded in the fourth quarter of 2012 and down from $1.6 million in the first quarter of 2011. Net chargeoffs totaled $2.3 million during the most recent quarter, as compared to $2.4 million in the fourth quarter of 2011 and $1.6 million in the first quarter of 2011. “Past efforts on improving credit quality have led to significantly reduced provisions for the last couple quarters, and we continue to work aggressively to resolve remaining problem assets quickly and prudently,” Hecker said.

Other income in the first quarter was $2.4 million, down from $2.7 million in both the fourth and first quarters of 2011. Increases in loan-related fee income were offset by declines in fees and service charges and secured savings income, as seasonal factors and the winding down of the Company’s secured savings portfolio negatively impacted first quarter results. Gains recognized on the sale of securities offset credit loss impairments on non-agency guaranteed investment securities and a fair value adjustment taken on a cash flow hedge on one of the Company’s trust preferred obligations. The adjustment resulted from the loss of hedge effectiveness on the instrument and will be recovered as the hedge reaches maturity in 2013.

The Company continued to execute on its cost reduction plans, resulting in an $868,000 reduction in operating expenses over the prior quarter and a $1.4 million reduction over first quarter last year.

At $4.1 million, compensation and benefits expense was stable from the fourth quarter and down $811,000, or 16.4% from the first quarter of 2011. Continued staffing reductions were offset in the first quarter by higher unemployment premiums and benefits expenses, which are front-loaded in the first part of the calendar year. OREO operations expense declined significantly, from $805,000 in the fourth quarter of 2011 to $104,000 for the period ending March 31, 2012, and most other expense categories dropped as well. On an annualized basis, 2012 first quarter operating expenses are down $5.8 million, or 14.8%, over the annualized first quarter expenses from last year. “In a challenging revenue environment, we’ve successfully executed a number of efficiency initiatives,” said Hecker, “and we continue to focus on additional opportunities for further operating expense reductions.”

The Company did not record an income tax provision or benefit during the quarter as it offset taxable income with net operating losses that it has carried forward from prior years. The Company continues to maintain an $8.8 million tax valuation allowance, resulting in a net deferred tax asset of $13.3 million.

$8.7 Million Shareholder Rights Offering

The Company has commenced a rights offering for up to $8.7 million that will allow existing shareholders to purchase common shares at the same purchase price per share as the private placement investors. Certain private placement investors have agreed, subject to applicable regulatory limitations, to purchase shares that any existing shareholders do not purchase in the rights offering.

The Company expects to use the proceeds from the planned rights offering to strengthen its balance sheet, reinvest in its communities and for other general corporate purposes, including using all or a portion of such proceeds to redeem its Series A Preferred Stock held by the U.S. Treasury as part of the TARP Capital Purchase Program.

About Intermountain Community Bancorp:

Intermountain is headquartered in Sandpoint, Idaho, and operates as four separate divisions with nineteen banking locations in three states. Its banking subsidiary, Panhandle State Bank, offers financial services through northern Idaho offices in Sandpoint, Ponderay, Bonners Ferry, Priest River, Coeur d’Alene, Post Falls, Rathdrum and Kellogg. Intermountain Community Bank, a division of Panhandle State Bank, operates branches in southwest Idaho in Weiser, Payette, Nampa, Caldwell and Fruitland, as well as in Ontario, Oregon. Intermountain Community Bank Washington, a division of Panhandle State Bank, operates branches in downtown Spokane and Spokane Valley, Washington. Magic Valley Bank, a division of Panhandle State Bank, operates branches in Twin Falls and Gooding, Idaho.

All data contained in this report have been prepared on a consolidated basis for Intermountain Community Bancorp. IMCB’s shares are quoted on the OTC Bulletin Board, ticker symbol IMCB. Additional information on Intermountain Community Bancorp, and its internet banking services, can be found at www.intermountainbank.com.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include but are not limited to statements about the Company’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from the results discussed in these forward-looking statements because of numerous possible risks and uncertainties. These include but are not limited to the following and the other risks described in the “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, as applicable, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011; the possibility of adverse economic developments that may, among other things, increase default and delinquency risks in the Company’s loan portfolio; shifts in interest rates that may result in lower interest rate margins; shifts in the demand for the Company’s loan and other products; a continued decline in the housing and real estate market; a continued increase in unemployment or sustained high levels of unemployment; changes in accounting policies; changes in the monetary and fiscal policies of the federal government; and changes in laws, regulations and the competitive environment. Readers are cautioned that forward-looking statements in this release speak only as of the date of this release. The Company does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2012	December 31, 2011	March 31, 2011
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and cash equivalents:
Interest-bearing	$76,316	$82,242	$143,957
Non-interest bearing and vault	13,908	24,958	12,891
Restricted cash	12,561	2,668	3,224
Available-for-sale securities, at fair value	264,313	219,039	173,484
Held-to-maturity securities, at amortized cost	15,024	16,143	22,188
Federal Home Loan Bank of Seattle stock, at cost	2,310	2,310	2,310
Loans held for sale	4,172	5,561	1,823
Loans receivable, net	492,983	502,252	540,614
Accrued interest receivable	4,108	4,100	4,021
Office properties and equipment, net	37,155	37,687	39,560
Bank-owned life insurance	9,214	9,127	8,854
Other intangibles	159	189	280
Other real estate owned (“OREO”)	6,852	6,650	3,686
Prepaid expenses and other assets	19,556	21,292	23,981

Total assets	958,631	934,218	980,873

LIABILITIES
Deposits	$731,458	$729,373	$767,641
Securities sold subject to repurchase agreements	63,635	85,104	92,240
Advances from Federal Home Loan Bank	29,000	29,000	34,000
Cashier checks issued and payable	355	481	550
Unexercised stock warrant liability	1,007	—	—
Accrued interest payable	1,821	1,676	1,340
Other borrowings	16,527	16,527	16,527
Accrued expenses and other liabilities	11,879	10,441	9,457

Total liabilities	855,682	872,602	921,755

STOCKHOLDERS’ EQUITY
Common stock	91,511	78,916	78,773
Preferred stock, Series A	26,241	26,149	25,881
Preferred stock, participating Series B	28,735	—	—
Accumulated other comprehensive gain (loss) (1)	2,064	2,370	(1,079)
Accumulated deficit	(45,602)	(45,819)	(44,457)

Total stockholders’ equity	102,949	61,616	59,118

Total liabilities and stockholders’ equity	$958,631	$934,218	$980,873

Book value per common share, excluding preferred stock	$2.31	$4.22	$3.95
Tangible book value per common share, excluding preferred stock (2)	$2.30	$4.19	$3.92
Shares outstanding at end of period	20,770,214	8,409,840	8,409,730
Stockholders’ Equity to Total Assets	10.74%	6.60%	6.03%
Tangible Stockholders’ Equity to Tangible Assets (3)	10.72%	6.58%	6.00%
Tangible Common Equity to Tangible Assets	4.99%	3.78%	3.36%

(1)	Net of deferred income taxes
(2)	Amount represents common stockholders’ equity less net goodwill and other intangible assets divided by total common shares outstanding.
(3)	Amount represents stockholders’ equity less net goodwill and other intangible assets divided by assets less net goodwill and other intangible assets.

INTERMOUNTAIN COMMUNITY BANCORP

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
	(Dollars in thousands, except per share amounts)
Interest income:
Loans	7,071	7,831	8,335
Investments	2,049	1,939	2,153

Total interest income	9,120	9,770	10,488

Interest expense:
Deposits	822	868	1,248
Borrowings	676	560	529

Total interest expense	1,498	1,428	1,777
Net interest income	7,622	8,342	8,711
Provision for losses on loans	(959)	(706)	(1,633)

Net interest income after provision for losses on loans	6,663	7,636	7,078

Other income (expense):
Fees and service charges	1,625	1,810	1,670
Loan related fee income	582	559	575
Net gain on sale of securities	585	119	—
Other-than-temporary impairment on investments	(271)	(64)	—
Bank-owned life insurance	87	93	89
Fair value adjustment on cash flow hedge	(384)	—	—
Other income	212	228	329

Total other income, net	2,436	2,745	2,663
Operating expenses:
Salaries and employee benefits	4,136	4,123	4,947
Occupancy expense	1,684	1,699	1,787
FDIC assessment	313	301	445
OREO operations	104	805	476
Other expenses	2,061	2,238	2,085
Total operating expenses	8,298	9,166	9,740

Income before income tax benefit	801	1,215	1
Income tax benefit	—	152	—

Net income	801	1,367	1
Preferred stock dividend	466	460	443

Net Income (loss) applicable to common stockholders	335	907	(442)

Income (loss) per share—basic	0.01	0.11	(0.05)
Income (loss) per share—diluted	0.01	0.11	(0.05)
Weighted-average common shares outstanding—basic (1)	44,278,310	8,409,840	8,396,495
Weighted-average common shares outstanding—diluted (2)	44,426,732	8,427,330	8,396,495

(1)	Includes the weighted average number of non-voting common shares that would be outstanding if the Series B preferred shares issued in the January 2012 private offering are converted to non-voting common shares.
(2)	Includes the weighted average number of non-voting common shares that would be outstanding if the 1,700,000 in warrants issued in the January 2012 private offering are exercised directly for non-voting common shares or exercised for Series B preferred shares and then converted to non-voting common shares.

INTERMOUNTAIN COMMUNITY BANCORP

KEY PERFORMANCE RATIOS

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Net Interest Spread:
Yield on Loan Portfolio	5.57%	5.81%	6.03%
Yield on Investments & Cash	2.35%	2.52%	2.51%

Yield on Interest-Earning Assets	4.26%	4.62%	4.68%

Cost of Deposits	0.45%	0.46%	0.66%
Cost of Advances	2.21%	2.20%	2.10%
Cost of Borrowings	2.39%	2.04%	1.18%

Cost of Interest-Bearing Liabilities	0.71%	0.67%	0.78%

Net Interest Spread	3.55%	3.95%	3.90%
Net Interest Margin	3.56%	3.94%	3.89%

Performance Ratios:
Return on Average Assets	0.34%	0.58%	—%
Return on Average Common Stockholders’ Equity	3.23%	10.28%	-5.37%
Return on Average Common Tangible Equity (1)	3.24%	10.34%	-5.42%
Operating Efficiency	82.50%	82.67%	85.63%
Noninterest Expense to Average Assets	3.53%	3.91%	3.98%

(1)	Average common tangible equity is average common stockholders’ equity less average net goodwill and other intangible assets.

INTERMOUNTAIN COMMUNITY BANCORP

LOAN AND REGULATORY CAPITAL DATA

	March 31, 2012	December 31, 2011	March 31, 2011
	(Dollars in thousands)
Loan Data
Net Charge-Offs to Average Net Loans (QTD Annualized)	1.84%	1.81%	1.19%
Loan Loss Allowance to Total Loans	2.25%	2.46%	2.26%
Nonperforming Assets:
Accruing Loans-90 Days Past Due	$—	$—	$1
Nonaccrual Loans	8,000	9,292	18,716

Total Nonperforming Loans	8,000	9,292	18,717
OREO	6,852	6,650	3,686

Total Nonperforming Assets (“NPA”)	$14,852	$15,942	$22,403

Troubled Debt Restructured Loans	6,462	6,620	6,360
NPA to Total Assets	1.55%	1.71%	2.28%
NPA to Net Loans Receivable	3.01%	3.17%	4.14%
NPA to Estimated Risk Based Capital	12.74%	21.31%	29.70%
NPA to Tangible Equity + Allowance for Loan Loss	13.01%	21.51%	31.41%
Loan Delinquency Ratio (30 days and over)	0.19%	0.28%	0.54%

Regulatory Capital (Estimated)
Total capital (to risk-weighted assets):
The Company	19.26%	12.58%	11.6%
Panhandle State Bank	18.72%	13.74%	12.33%
Tier 1 capital (to risk-weighted assets):
The Company	18.00%	11.32%	10.34%
Panhandle State Bank	17.47%	12.48%	11.08%
Tier 1 capital (to average assets):
The Company	11.61%	7.32%	6.79%
Panhandle State Bank	11.28%	8.07%	7.28%